July 14, 2009
Mr. William Friar, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4720
Washington, D.C. 20549-4561

Re:	First Citizens Banc Corp
Form 10-K for December 31, 2008
File Number 0-25980
Dear Mr. Friar,
          After reviewing your comments related to our Form 10-K for the Fiscal Year Ended December 31, 2008, it is our intention to incorporate your requested revisions in future filings. The following italicized material represents the requested revisions, had they been included in the document in question.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and page 6
1.	Reference is made to the table on page 10. In future reports, include a row for the dollar amount of nonperforming loans by year. In future reports, in footnote one; briefly explain the difference between nonperforming loans and impaired loans.

In future reports, a row will be added to the table on page 10 to show the dollar amounts by year. At December 31, 2008 it would have looked like this:

	December 31,
	2008	2007	2006
Nonaccrual and 90 days or more past due loans	$20,996	$11,731	$10,293
In Note 1, the following narrative will be added regarding nonperforming loans.

A loan is considered non-performing if it is maintained on a cash basis because of deterioration in the borrower’s financial condition, where payment in full of principal or interest is not expected and where the principal and interest have been in default for 90 days, unless the asset is both well-secured and in process of collection. Restructured loans (loans restructured for credit reasons at a below-market interest rate) are also considered non-performing.

Mr. William Friar	-2-	July 14, 2009
2.	Reference is made to the last paragraph in the subsection, “Noninterest Expense” that begins on page 11. In future reports, please discuss the anticipated amount to the company of the special assessment to the Deposit Insurance Fund.

In future reports, the last sentence of the paragraph discussing the special FDIC assessment would be changed to include the following:

The Corporation expects the impact of the emergency special assessment will approximate $500,000.
Notes to the Consolidated Financial Statements
Note 7 — Goodwill, page 50
3.	We note you recorded a goodwill impairment charge of $43.3 million in 2008. To help us better understand your judgments in accounting for goodwill, please tell us the following and consider disclosing in future filings:
•	the reporting unit level at which you test goodwill for impairment and your basis for that determination;

First Citizens Banc Corp is a one bank holding company. Therefore, we used our bank subsidiary (The Citizens Banking Company) as the reporting unit.

•	provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

	Fair Value	Tangible Equity	Goodwill*
The Citizens Banking Company	$125,000,000	$77,619,000	$21,720,000

*	As of December 31, 2008, after recording the impairment charge
•	if you do not perform goodwill impairment testing at the reporting unit level, tell us how your goodwill impairment testing practices comply with SFAS 142;

The Company performs the goodwill impairment test at the reporting level.

•	for each of the valuation methodologies used to value goodwill (you list discounted cash flows, comparable transactions and the control premium method), include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods

Mr. William Friar	-3-	July 14, 2009
as being the most meaningful for the company in preparing the goodwill impairment analyses; and

The second paragraph of the discussion of goodwill impairment would be changed to the following presentation.

SFAS No. 142 also requires that the test be performed at the Reporting Unit level, in our case at Citizens Banking Company (“Bank”). The goodwill impairment test was completed by determining the fair value of the Bank on a controlling interest basis. The fair value was considered to be the amount at which the Bank could be sold in a current transaction between willing parties, that is, other than a forced liquidation sale. Three different methods were used to determine the fair value of the Bank. The three methods used were the comparable transactions method, the control premium method and the discounted cash flow method.

The comparable transaction method starts with acquisition pricing multiples for other purchases completed in the Midwest and then applies the median of such multiples to the Bank’s financial data. This results in a range of values. Further consideration is given to the Bank’s risk profile by considering things like asset quality and reserve for loan loss coverage ratio. The assumed benefit of the comparable transaction method is its use of information from distinct market transactions that are reflective of “true market conditions.”

The control premium method starts with the current price of the Corporation’s stock and adjusts for premiums paid in recent merger transactions. The premium is simply what the buyer was willing to pay above the trading price to acquire controlling interest in the Reporting Unit. Similar to the comparable transaction method, the benefit of control premium method is its use of information from distinct market transactions that are reflective of “true market conditions.”

The discounted cash flow method is based on the present value of future cash flows over a five year period and the projected terminal value at the end of the fifth year. The discount rate used represents the buyer’s perceived required return. This method also relies on projected operations, such as asset growth, profitability and dividend payout ratio. While and acceptable valuation method, the discounted cash flow method is generally assumed to be less beneficial than either the comparable transaction method or the control premium method due to its reliance of future performance of the bank and general economic conditions.

While all three of the analyses were performed, the comparable transaction and control premium methods were given greater weight in arriving at the fair value because these calculations used level 2 inputs pursuant to SFAS No. 157 hierarchy, such as quoted prices for similar assets and other inputs that are observable or can be corroborated by observable market data. Less weight was assigned to the discounted cash flow method because it relies on level 3 inputs in an uncertain economic climate.

Mr. William Friar	-4-	July 14, 2009
At the calculation date of November 30, 2008, the difference of the calculated fair value of the bank of $125,000 and the tangible equity of $80,500 is less than the $72,800 book value of goodwill and other intangibles, therefore additional analysis was required to measure the amount of goodwill impairment. The additional analysis seeks to determine the hypothetical mark-to-market adjustments to the equity if the Bank were sold to a third party. It is these adjustments, along with the fair value, that are used to make the final determination of the amount of goodwill impairment.

As a result, the Corporation recorded a goodwill impairment charge of $43,291 which reduced the goodwill balance on its books to $21,720 from $66,235.

•	how you weight each of the valuation methods used including the basis for that weighting

The weighting is based on the SFAS No. 157 hierarchy and is weighted more heavily toward methodologies using level 2 two inputs. Less weight is given to a method if level 3 inputs are used.
We also acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the answers provided and the drafts of intended revisions satisfactorily address your comments. Please let us know if we can be of further assistance.

Very truly yours,
/s/ James O. Miller
James O. Miller
President and CEO

JOM:alg